RYSE USA INC.

FINANCIAL STATEMENTS

For The Years Ended

December 31, 2022 and 2021

RYSE USA INC.
BALANCE SHEET
DECEMBER 31, 2022 and 2021
UNAUDITED

ASSETS

		2022		2021
CURRENT ASSETS				
Cash	$	42,153	$	–
Accounts receivable		24,770		51,619
Inventory		421,685		629,126
Total Current Assets		488,608		680,745
NON-CURRENT ASSETS				
Equipment (Note 3)		56,429		73,195
Due from related party		24,629		–
Total Non-Current Assets		81,058		73,195
TOTAL ASSETS	$	569,666	$	753,940

LIABILITIES AND SHAREHOLDERS' EQUITY

		2022		2021
CURRENT LIABILITIES				
Bank indebtedness	$	–	$	2,008
Accounts payable and accrued liabilities		42,135		84,459
Loans payable – net (Note 4)		129,146		202,431
Total Current Liabilities		171,281		288,898
NON-CURRENT LIABILITIES				
Due to related party		–		250,078
Loans payable – net (Note 4)		339,947		178,354
Total Non-Current Liabilities		339,947		428,432
Total Liabilities		511,228		717,330
SHAREHOLDERS' EQUITY				
Common Stock (1,000,000 shares authorized; 1,000,000 issued; $.0001 par value)		100		100
Retained earnings		58,338		36,510
Total Shareholders' Equity		58,438		36,610
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	569,666	$	753,940

(See accompanying notes to financial statements)


RYSE USA INC.
INCOME STATEMENT
YEAR ENDED DECEMBER 31, 2022 and 2021
UNAUDITED


	2021	2021
Revenues	$ 1,041,857	$ 1,344,392
Costs of goods sold	(262,831)	(718,492)
Gross profit	779,026	625,900
Expenses		
Selling and marketing	612,712	482,737
General and administration	14,336	12,558
Amortization	16,766	8,133
Professional fees	–	17,750
	643,814	521,178
Net Income from Operations	135,212	104,722
Other income (expense)		
Interest and bank charges	(91,060)	(26,493)
Loss on inventory write-down	(37,260)	(23,629)
Other income	18,058	–
Total other income (expense)	(110,262)	(50,122)
Income (loss) before income taxes	24,950	54,600
Federal Income taxes	(3,122)	(1,662)
Net income	$ 21,828	$ 52,938
Earnings Per Share		
Weighted Average common shares outstanding- Basic	1,000,000	1,000,000
Net Loss per share	$ 0.022	$ 0.053

(See accompanying notes to financial statements)

RYSE USA INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2022 and 2021
UNAUDITED

	Common Stock		Retained Earnings	Total Shareholders' Equity
	Number	Amount		
Balance at December 31, 2020	1,000,000	100	$ (16,428)	$ (16,328)
Net income	–	–	52,938	52,938
Balance at December 31, 2021	1,000,000	100	$ 36,510	$ 36,610
Net income	–	–	21,828	21,828
Balance at December 31, 2022	1,000,000	100	$ 58,338	$ 58,438

(See accompanying notes to financial statements)

RYSE USA INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2022 and 2021
UNAUDITED

	2021	2021
Cash Flows From Operating Activities		
Net Income before tax	$ 24,950	$ 54,600
Adjustments for non-cash items:		
Loss on inventory write-down	37,260	23,629
Amortization	16,766	8,133
Payment of federal income tax	(3,122)	(1,662)
Changes in non-cash working capital balances:		
Accounts receivable	26,849	(51,619)
Inventory	170,182	(652,755)
Bank indebtedness	(2,008)	2,008
Accounts payable and accrued liabilities	(42,326)	54,778
Unearned revenue	–	(176,704)
	228,552	(739,592)
Cash Flows From Investing Activities		
Purchase of equipment	–	(81,328)
Cash Flows From Financing Activities		
Changes in:		
Due from (to) a related party	(274,707)	477,009
Loans payable	88,308	195,399
	(186,399)	672,408
Increase (Decrease) in cash during the year	42,153	(148,512)
Cash, beginning of year	–	148,512
Cash, end of year	$ 42,153	$ –
Supplemental Disclosures		
Interest Paid in Cash	$ 91,060	$ 26,493
Taxes Paid In Cash	$ 3,122	$ 1,662

(*See accompanying notes to financial statements*)

RYSE USA INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 and 2021
UNAUDITED

1. ORGANIZATION AND PURPOSE

RYSE USA Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware. The company is a sales company that sells automated windows shades.

The company is a subsidary of RYSE, Inc., a Canadian corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

b) Fiscal Year
The Company operates on a 52-week fiscal year ending December 31.

c) Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

<u>Cash and Cash Equivalents</u>
Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

<u>Inventories</u>

Inventory consists of only finished goods and are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price less the estimated cost of completion and the estimated costs necessary to make the sale.

<u>Equipment</u>

Equipment is initially recorded at cost and subsequently measured at cost less accumulated depreciation. Depreciation is recognized in Income Statement and is provided over the estimated useful life of the assets using 20% diminishing balance basis. Depreciation methods, useful lives and residual values are reviewed annually and adjusted if necessary.

Due from Related Party
The Company paid for expenses on behalf of the Company's parent company, RYSE, Inc. This is reflected on the Company's balance as a non-current asset, as the loan has no formal due date.

RYSE, Inc. is the parent of the Company.

Revenue
ASC Topic 606, "*Revenue from Contracts with Customers*" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company main line of revenue will be sales of its automated window shades.

Shipping Expenses
The Company classifies costs associated with the shipment of its products in selling & marketing on its income statement.

Advertising
The Company records advertising expenses in the year incurred.

Income Taxes
The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation, and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2020. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Delaware.

Net Income Per Share
Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

Recently Issued Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

3. EQUIPMENT

	Cost	Accumulated Depreciation	Net Book Value
Balance at December 31, 2020	$ –	$ –	$ –
Addition/(Amortization)	81,328	(8,133)	73,195
Balance at December 31, 2021	$ 81,328	$ (8,133)	$ 73,195
Addition/(Amortization)	–	(16,766)	(16,766)
Balance at December 31, 2022	$ 81,328	$ (24,899)	$ 56,429

4. LOANS PAYABLE
In 2018, the Company received a loan in the amount of $257,360. The loan bears a financing fee of $12,666, which has been reflected as a contra-liability on the balance sheet and will be amortized over the life of the loan and is included as interest expense on the income statement. The Company will make daily payments until the loan is paid in full. Daily payments amount to average monthly receivables multiplied by 20% and divided by 22.

In 2018, the Company received a loan in the amount of $100,000. The loan bears a financing fee of $12,000, which has been reflected as a contra-liability on the balance sheet and will be amortized over the life of the loan and is included as interest expense on the income statement. The Company will make daily payments until the loan is paid in full. Daily payments amount to 15% of sales.

In 2020, the Company received a loan in the amount of $57,000. The loan bears a financing fee of $7,410, which has been reflected as a contra-liability on the balance sheet and will be amortized over the life of the loan and is included as interest expense on the income statement. The Company will make daily payments until the loan is paid in full. Daily Payments amount to 17% of sales.

In 2020, the Company received a loan in the amount of $40,000. The Company will pay $400 in interest per week so long as the loan is outstanding. The Company will remit 100% of monies collected from its Amazon sales until the loan is paid in full.

In 2021, the Company borrowed USD $192,815 under a promissory note. The repayment amount is two times the amount of the loan and repayments begin quarterly beginning December 22, 2022. The amount of each quarterly repayment will be 10% of the revenue earned by the Company in the quarter immediately preceding the repayment, and quarterly repayments will continue until the loan is repaid in full. In 2022, the Company borrowed additional $145,669 under a promissory note with the same terms and condition as the original note.

5. EQUITY

The Company's articles of incorporation authorize the Company to issue 1,000,000 $.0001 par value common shares.

The Company currently has one classes of equity outstanding.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

As of December 31, 2022, the number of shares issued and outstanding by class was as follows:

   Common Stock: 1,000,000

6. FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:
Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

7. CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

8. SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the period and has determined no notable events require recognition in the financial statements or disclosures of the Company.

9. COMPARATIVE FIGURES

The comparative figures for 2021 have been reclassified where necessary to conform with the presentation adopted for 2022.